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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):
[ ] Form 10-K     [ ]Form 20-F     [ ]Form 11-K   [X]Form 10-Q     [ ]Form N-SAR

For Period Ended:   December 31, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  N/A.

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM, PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:                     eVentures Group, Inc.

Former Name if Applicable:                   Adina, Inc.

Address of Principal Executive Office
  (Street and Number):                       One Evertrust Plaza, 8th Floor

City, State and Zip Code:                    Jersey City, New Jersey 07302


                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;




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    [X]  (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K,10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has not been able to file its Form 10-Q for the quarter ended December 31, 1999 without unreasonable effort or expense, and seeks relief pursuant to Rule 12b-25(b). As the staff of the Commission is aware, the registrant filed a Registration Statement on Form 10 under the Securities Exchange Act of 1934 on December 20, 1999. The registrant received comments from the staff of the Commission on January 31, 2000 with respect to its Form 10, its Form 10-Q for the fiscal quarter ended September 30, 1999, filed on January 5, 2000 and its Form 10-KSB for the Fiscal Year ended April 30, 1999, filed on July 29, 1999. Due to the desire of the registrant to respond to staff comments in its current and historical filings and the early stage development and rapid expansion of the registrant's businesses, the registrant has experienced difficulties and delays in preparing disclosure for its Form 10-Q for the quarter ended December 31, 1999.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John Stevens Robling, Jr.              (201) 200-5515
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         (Name)                                 (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 80 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         [X] Yes      [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes      [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

During the three-month period ended December 31, 1999, the registrant's revenues totalled $14.0 million, compared to $8.8 million during the three-month period ended December 31, 1998. During the three-month period ended December 31, 1999, the registrant's net losses totalled $6.6 million, compared to net income of $353,161 thousand during the three-month period ended December 31, 1998. During the six-month period ended December 31, 1999, the registrant's revenues totalled $22.7 million, compared to $13.0 million during the six-month period ended December 31, 1998. During the six-month period ended December 31, 1999, the registrant's net losses totalled 9.9 million, compared to $900,909 thousand during the six-month period ended December 31, 1998. A detailed discussion of these changes in our results of operations will be included in the section entitled Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q.




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    eVentures Group, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: February 15, 2000                  By: /s/ Stuart Chasanoff
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                                         Vice President of Business Development,
                                          General Counsel




-----------------------------------ATTENTION------------------------------------
                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
           CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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